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                               November 13, 2023

       Michael Nessim
       Chief Executive Officer
       Binah Capital Group, Inc.
       17 Battery Place, Room 625
       New York, New York 10004

                                                        Re: Binah Capital
Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 26,
2023
                                                            File No. 333-269004

       Dear Michael Nessim:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2023 letter.

       Amendment No. 4 to Form S- 4 filed October 26, 2023

       General

   1. We note your response to our prior comment 13. Please confirm you will fill in the name of the "Pipe Investor"
prior to effectiveness of the registration statement or advise.
       Signatures, page II-9

   2. We note your response to our prior comment 12 and reissue the comment in part. Please note that the
registration statement should also be signed by its principal financial officer, its controller or
principal accounting officer, and by at least a majority of the board of directors or persons
performing similar functions. Refer to Instructions to Signatures on
                                                        Form S-4. If a person
is signing in more than one capacity, please indicate each capacity in which he is signing.
 Michael Nessim
Binah Capital Group, Inc.
November 13, 2023
Page 2

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Nessim                           Sincerely,
Comapany NameBinah Capital Group, Inc.
                                                           Division of
Corporation Finance
November 13, 2023 Page 2                                   Office of Finance
FirstName LastName